

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 7010

April 24, 2008

Via U.S. Mail

Mr. M. Frank Russell, Esq., General Counsel
TXCO Resources Inc.
777 E. Sonterra Blvd., Suite 350
San Antonio, Texas 78258

> **Re: TXCO Resources Inc.**
> **Schedule 14A**
> **Filed April 4, 2008**
> **File No. 0-09120**

Dear Mr. Russell:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule 14A filed April 4, 2008

Proposal 3, page 18

1. We note that in 2007, the Compensation Committee considered Mr. Sigmon's overriding royalty income in deciding to neither increase his base salary nor to grant him a long-term incentive award. We note that the Overriding Royalty Purchase Plan, if adopted, would enable the Company to purchase Mr. Sigmon's royalty interests in exchange for shares of common stock and cash. This could result in Mr. Sigmon no longer earning income from the royalty interests. Please

disclose, if known, how the purchase of Mr. Sigmon's royalty interests would affect his future compensation. For example, discuss any plans to adjust his compensation based on the acquisition of his royalty interests.

2.   Disclose the proposed timing for the potential purchase(s) of the royalty interests.

3.   Disclose whose idea it was to create the plan. If Mr. Sigmon approached the other members of the board, disclose when this occurred. Also explain why this plan is being proposed at this point in time.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Carmen Moncada-Terry at (202) 551-3687 or in her absence, Timothy Levenberg, Special Counsel, at (202) 551-3707 with any questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: T. Levenberg
       C. Moncada-Terry

       Via Facsimile
       Daryl Lansdale, Jr., Esq.
       (210) 270-7205